

ISS SUPPORTED MANY OF OUR KEY ARGUMENTS

VENTAS

HIGHLIGHTED TSR ISSUES, DEFENSIVE EMBLER APPOINTMENT AND POTENTIAL NEED FOR MORE CHANGE NEXT YEAR



- "There is a **defensible argument** that, without a shareholder representative in the boardroom that is independent of management, the decisions that the company makes as the recovery in senior housing takes hold could lead to **undisciplined investment, poor investor communication, or missed opportunities for operational optimization.**"

- [T]he company's efforts to create value by transforming the portfolio or improving investor communications **have not generated positive TSR.**"

- The most recent appointment to the board (Embler)... **has history that could lead to questions about independence, questions about the board's motives, and could eventually jeopardize the credibility of the board's approach to refreshment.**"

- "(I)t is preferable to allow the incumbent board an opportunity to **close the multiple gap over the next year**.... Should the efforts of the company's leadership to close the multiple gap fall short, shareholders have the potential solution of **supporting more substantive changes at next year's annual meeting,** should the dissident choose to return with a broader slate."

> Although the ISS recommendation doesn't match the analysis, it makes clear the pressure will stay on the Board to perform

LANDand**BUILDINGS**